Filed by: Ligand Pharmaceuticals Incorporated
Commission File No.: 001-33093
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Avista Public Acquisition Corp. II (Commission File No.: 001-40720)

Contacts:
Ligand Pharmaceuticals Incorporated		LHA Investor Relations
Simon Latimer		Bruce Voss
Email:	investors@ligand.com	Email:	bvoss@lhai.com
Phone:	(858) 550-7766	Phone:	(310) 691-7100
Twitter:	@Ligand_LGND

Ligand Reports First Quarter 2022 Financial Results

Conference Call Begins at 4:30 p.m. Eastern Time Today

EMERYVILLE, Calif. (May 4, 2022) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) today reported financial results for the three months ended March 31, 2022 and provided an operating forecast and program updates. Ligand management will host a conference call today beginning at 4:30 p.m. Eastern time to discuss this announcement and answer questions.

“2022 is off to a strong start with solid financial performance from our growing roster of royalty-bearing products and great execution from all our core technology platforms,” said John Higgins, CEO of Ligand. “We are excited about the potential growth of our business in the years to come as several recently approved products are launched and our portfolio of late-stage programs continue to advance. In addition to our financial performance, the announced separation of our OmniAb antibody discovery business is well underway with the merger with the Avista SPAC expected to close this year."

First Quarter 2022 Financial Results
Revenue for the first quarter of 2022 was $45.7 million, compared with $55.2 million in the prior period. First quarter revenue grew across all categories with the exception of COVID-19 related Captisol sales. Core Captisol sales in the first quarter 2022 were $6.2 million compared to $1.3 million in the prior year. The difference in sales is due to timing of customer orders. Captisol sales related to COVID-19 were $5.9 million for the first quarter of 2022, compared with $30.0 million for the same period in 2021. The lower sales are due to reduced demand for the pandemic-related treatment. Royalty revenue grew 93% to $13.7 million due primarily to contribution of sales from products using the Pelican platform. Contract revenue grew 19% to $19.9 million. Revenue attributable to the OmniAb business for the first quarter of 2022 was $9.2 million, compared with $8.6 million for the prior year period.

Cost of Captisol was $4.7 million for the first quarter of 2022, compared with $8.2 million for the same period in 2021, with the decrease primarily due to lower total sales of Captisol. Amortization of intangibles was $11.8 million for the first quarter of both 2022 and 2021. Research and development expense was $20.3 million for the first quarter of 2022, compared with $17.9 million for the same period of 2021. General and administrative expense was $18.2 million for the first quarter of 2022, compared with $12.6 million for the same period in 2021, with the increase primarily due to $4.8 million in transaction costs incurred during the first quarter of 2022 in connection with the planned spin-off of OmniAb.

Net loss for the first quarter of 2022 was $(15.4) million, or $(0.91) per share, compared with net income of $18.1 million, or $1.05 per diluted share, for the same period in 2021. Net loss for the first quarter of 2022 included a $(12.6) million net non-cash loss from the value of Ligand’s short-term investments, while net income for the first quarter of 2021 included a $9.1 million net non-cash gain from the value of Ligand’s short-term investments. Adjusted net income for the first quarter of 2022 was $13.1 million, or $0.76 per diluted share, compared with $24.3 million, or $1.41 per diluted share, for the same period in 2021. Excluding the impact of gross profit, net of tax, for Captisol sales related to COVID-19, adjusted net income for the first quarter of 2022 was $10.0 million, or $0.58 per diluted share, compared with $2.9 million, or $0.14 per diluted share, for the same period in 2021. Please see the table below for a reconciliation of net income/(loss) to adjusted net income.

Ligand repurchased $165.8 million in principal of its 2023 Notes for $163.7 million in cash. As of March 31, 2022, Ligand had cash, cash equivalents and short-term investments of $204.0 million.

2022 Financial Guidance

Ligand is reaffirming 2022 revenue guidance for the combined business and providing revenue estimated to be attributable to the OmniAb business anticipating the spin-off later this year. Ligand expects 2022 royalties of $55 million to $60 million, Captisol sales of $40 million to $50 million and contract revenue of $52 million to $62 million. These revenue components result in total revenue of $147 million to $172 million for the combined business. Ligand expects that $35 million to $45 million of revenue will be attributable to OmniAb, principally in the contract revenue line.

Ligand is introducing full-year 2022 earnings guidance and a breakout of revenue and earnings guidance for the Ligand business excluding OmniAb and COVID related Captisol. Of the $40 million to $50 million of expected Captisol sales, Ligand expects approximately $17 million to $19 million to be attributable to core Captisol sales, and the balance to be attributable to treatments for COVID-19. Excluding OmniAb and COVID-related Captisol, Ligand expects revenue to be $90 million to $100 million and adjusted earnings per diluted share to be $1.50 to $1.80. We expect the contribution from COVID related Captisol and the OmniAb business to be between $0.20 and $0.40 per diluted share, resulting in a full company adjusted earnings per diluted share of $1.70 to $2.20.

Update on the OmniAb Separation Process

On March 23, 2022, Ligand announced the signing of a definitive merger agreement with Avista Public Acquisition Corp. II (APAC) (NASDAQ: AHPA), a publicly traded special purpose acquisition company (SPAC), providing for the spin-off and merger of OmniAb. The combination of OmniAb and APAC is structured to provide a minimum of $130 million in gross cash to the combined company at the time of closing, and up to $266 million in the event of no redemptions by APAC shareholders.

OmniAb will have an initial pre-money equity valuation of $850 million. Ligand intends to distribute 100% of its ownership in OmniAb to Ligand shareholders immediately prior to the business combination with APAC. The transaction is expected to be tax-free to Ligand and its shareholders for U.S. federal income tax purposes. This transaction is expected to close in the second half of 2022.

See “Important Information and Where to Find It” and “Participants in the Solicitation” below for additional information regarding the transaction.

First Quarter 2022 and Recent Business Highlights

OmniAb® Platform and Partner Updates

The OmniAb discovery platform provides Ligand’s pharmaceutical industry partners with access to diverse antibody repertoires and high-throughput screening technologies to enable discovery of next-generation therapeutics. At the heart of the OmniAb platform is the Biological IntelligenceTM (BI) of our proprietary transgenic animals, including OmniRat, OmniChicken and OmniMouse that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. Over 55 partners have access to OmniAb-derived antibodies and more than 250 programs are being actively developed or commercialized. As of March 31, 2022, there were 25 active clinical- or commercial- stage OmniAb-derived antibodies.

In March, Immunovant held an R&D day, where they highlighted Batoclimab (IMVT-1401), an OmniAb-derived monoclonal antibody targeting the neonatal Fc receptor. Immunovant announced plans to initiate a Phase 3 trial in myasthenia gravis in the first half of 2022 with top-line results expected in 2024. Immunovant further outlined plans to initiate clinical trials in four additional indications in 2022, with two of the indications expected to enter directly into pivotal trials. Batoclimab is also being developed by Harbour BioMed in China and is currently in an ongoing pivotal Phase 3 trial in patients with myasthenia gravis.

Aptevo Therapeutics announced that a patient with relapsed/refractory acute myeloid leukemia in an on-going Phase 1b trial received an allogeneic stem cell transplant after receiving APVO436 and experiencing significant reduction in bone marrow blasts. This follows Aptevo's previous announcement that a patient receiving combination therapy is also moving to transplant after one cycle of therapy.

In Q1 and recently, OmniAb entered into new platform licensing agreements with LTZ Therapeutics, Seismic Therapeutics, LifeArc and an undisclosed venture-backed Bay Area immuno-oncology company.

Other Portfolio Updates

In March, Travere Therapeutics announced the submission of an NDA to the FDA for accelerated approval of sparsentan for IgA nephropathy (IgAN). Travere announced that plans are underway to submit an NDA for accelerated approval to the FDA for focal segmental glomerulosclerosis (FSGS) and a combined IgAN and FSGS Marketing Authorisation Application in Europe in mid-2022.

In April, Merck announced the FDA granted Breakthrough Designation for V116, a 21-valent pneumococcal vaccine utilizing Ligand’s CRM197 vaccine carrier protein produced using the Pelican Expression Technology platform. Merck plans to initiate Phase 3 clinical trials for V116 in 2022.

On February 2, 2022 Jazz Pharmaceuticals announced the submission of a supplemental BLA to the FDA seeking approval for a M/W/F intramuscular dosing schedule for Rylaze™ as a component of a multi-

agent chemotherapeutic regimen for the treatment of acute lymphoblastic leukemia. Jazz announced on their Q4 earnings call plans to submit regulatory filings for Rylaze in Europe in mid-2022 with potential approval in 2023.

In February, BeiGene, Ltd. announced the launch of KYPROLIS® (carfilzomib) for injection in China for patients with relapsed/refractory (R/R) multiple myeloma. KYPROLIS is licensed to BeiGene in China under a strategic collaboration with Amgen, and was approved in July 2021 by the China National Medical Products Administration (NMPA) in combination with dexamethasone for the treatment of adult patients with R/R multiple myeloma who have received at least two prior therapies, including a proteasome inhibitor and an immunomodulatory agent.

Outlook Therapeutics announced it submitted a BLA to the FDA for ONS-5010, an investigational ophthalmic formulation of bevacizumab for the treatment of wet age-related macular degeneration that, if approved, will be branded as LYTENAVA™ (bevacizumab-vikg).

Ligand provides regular updates on partner events through its Twitter account, @Ligand_LGND.

Adjusted Financial Measures
The Company reports adjusted net income and adjusted net income per diluted share in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company’s financial measures under GAAP include share-based compensation expense, non-cash interest expense, amortization related to acquisitions and intangible assets, changes in contingent liabilities, mark-to-market adjustments for amounts relating to its equity investments in public companies, excess tax benefit from share-based compensation, gross profit for Captisol sales related to COVID-19, net of tax, transaction costs, and others that are listed in the itemized reconciliations between GAAP and adjusted financial measures included at the end of this press release. However, the Company does not provide reconciliations of such forward-looking adjusted measures to GAAP due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, including adjustments that could be made for changes in contingent liabilities, changes in the market value of its investments in public companies, share-based compensation expense and the effects of any discrete income tax items. Management has excluded the effects of these items in its adjusted measures to assist investors in analyzing and assessing the Company’s past and future core operating performance. Additionally, adjusted earnings per diluted share is a key component of the financial metrics utilized by the Company’s board of directors to measure, in part, management’s performance and determine significant elements of management’s compensation.

Conference Call
Ligand management will host a conference call today beginning at 4:30 p.m. Eastern time (1:30 p.m. Pacific time) to discuss this announcement and answer questions. To participate via telephone, please dial (866) 518-6930 from the U.S. or (203) 518-9797 from outside the U.S. and use conference ID LP1Q22. To participate via live or replay webcast, a link is available at www.ligand.com.

About OmniAb®
The OmniAb discovery platform provides Ligand’s pharmaceutical industry partners access to the diverse antibody repertoires and high-throughput screening technologies to enable discovery of next-generation therapeutics. At the heart of the OmniAb platform is the Biological Intelligence (BI) of our proprietary transgenic animals, including OmniRat, OmniChicken and OmniMouse that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. OmniFlic (transgenic rat) and OmniClic (transgenic chicken) address industry needs for bispecific antibody applications though a common light chain approach, and OmniTaur features unique structural attributes of cow antibodies for complex targets. We believe OmniAb animals comprise the most diverse host systems available in the industry and they are optimally leveraged through computational antigen design and immunization methods, paired with high-throughput single B cell screening and deep computational analysis of next-generation sequencing datasets to identify fully human antibodies with superior performance and developability characteristics. An established core competency focused on ion channels and transporters further differentiates our technology and creates opportunities to further leverage across modalities, including antibody-drug conjugates and others. The OmniAb suite of technologies and differentiating computational capabilities and BI features are combined to offer a highly efficient and customizable end-to-end solution for the growing discovery needs of the global pharmaceutical industry.

About Ligand Pharmaceuticals
Ligand is a revenue-generating biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Our business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Our goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Our business model is based on doing what we do best: drug discovery, early-stage drug development, product reformulation and partnering. We partner with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) ultimately to generate our revenue. Ligand’s OmniAb® technology platform is a patent-protected transgenic animal platform used in the discovery of fully human monoclonal and bispecific therapeutic antibodies. The Captisol platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. Ligand’s Pelican Expression Technology is a robust, validated, cost-effective and scalable platform for recombinant protein production that is especially well-suited for complex, large-scale protein production where traditional systems are not. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Janssen, Takeda, Gilead Sciences and Baxter International. For more information, please visit www.ligand.com.

Important Information and Where to Find It
In connection with the Business Combination and the Distribution, OmniAb has filed with the SEC a registration statement on Form 10 (the “Form 10”) registering shares of OmniAb Common Stock and APAC has filed with the SEC a registration statement on Form S-4 (the “Form S-4”) registering shares of APAC Common Stock, warrants and certain equity awards. The Form S-4 to be filed by APAC will include a proxy statement/prospectus in connection with the APAC shareholder vote required in connection with the Business Combination. The Form 10 filed by OmniAb included portions of the Form S-4 filed by APAC, which will serve as an information statement/prospectus in connection with the spin-off of OmniAb. This communication does not contain all the information that should be considered concerning the Business Combination. This communication is not a substitute for the registration statements that OmniAb and APAC filed with the SEC or any other documents that APAC or OmniAb may file with the SEC, or that APAC, Ligand or OmniAb may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. APAC’s shareholders and Ligand’s stockholders and other interested persons are advised to read the preliminary and. When available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about APAC, OmniAb and the Business Combination. The proxy statement/prospectus/information statement contained in APAC’s registration statement will be mailed to APAC’s shareholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus/information statement and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022.

Participants in the Solicitation
Ligand, APAC and OmniAb, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from APAC’s shareholders in connection with the Business Combination. Shareholders are urged to carefully read the preliminary proxy statement/prospectus/information statement regarding the Business Combination and the final proxy statement/prospectus/information statement when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of APAC’s shareholders in connection with the Business Combination is set forth in the registration statement filed with the SEC. Information about APAC’s executive officers and directors and OmniAb’s management and directors also is set forth in the preliminary registration statements relating to the Business Combination.

No Solicitation or Offer
This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements
This news release contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand's judgment as of the date of this release. Words such as “plans,” “believes,” “expects,” “anticipates,” and “will,” and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding: the expected timing and structure of the Business Combination; the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination; the tax consequences of the Business Combination; the amount of gross proceeds expected to be available to OmniAb after the closing and giving effect to any redemptions by APAC shareholders; OmniAb’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the OmniAb technology platform and other technologies; OmniAb’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates; the potential for and timing of receipt of milestones and royalties under OmniAb’s license agreements with partners; the timing of product launches by Ligand or its partners; the potential for regulatory approvals of our partners’ product candidates; the timing of the initiation or completion of preclinical studies and clinical trials by Ligand and its partners; and guidance regarding 2022 financial results, including amounts attributable to the OmniAb business, and expectations for near-

term and future royalty revenue. Actual events or results may differ from Ligand's expectations due to risks and uncertainties inherent in Ligand’s business, including, without limitation: Ligand may not receive expected revenue from royalties, Captisol sales or contract revenue; the COVID-19 pandemic has disrupted and may continue to disrupt Ligand’s and its partners’ business, including delaying manufacturing, preclinical studies and clinical trials and product sales, and impairing global economic activity, all of which could materially and adversely impact Ligand’s results of operations and financial condition; changes in general economic conditions, including as a result of the conflict between Russia and Ukraine; Ligand may not achieve its guidance for 2022; the commercial opportunity for remdesivir could be materially and adversely affected as a result of approved vaccines and alternative approved and investigational therapies, or the FDA revising or revoking its approval; Gilead may develop an alternative formulation of remdesivir that does not incorporate Captisol or uses less Captisol in such formulation; there may not be a market for the product(s) even if successfully developed and approved; Ligand is currently dependent on sole supplier for Captisol and failures by such supplier may result in delays or inability to meet the Captisol demands of its partners; Amgen, Acrotech Biopharma or other Ligand partners, may not execute on their sales and marketing plans for marketed products for which Ligand has an economic interest; Ligand or its partners may not be able to protect their intellectual property and patents covering certain products and technologies may be challenged or invalidated; Ligand's partners may terminate any of its agreements or development or commercialization of any of its products; Ligand may not generate expected revenues under its existing license agreements and may experience significant costs as the result of potential delays under its supply agreements; Ligand and its partners may experience delays in the commencement, enrollment, completion or analysis of clinical testing for its product candidates, or significant issues regarding the adequacy of its clinical trial designs or the execution of its clinical trials, which could result in increased costs and delays, or limit Ligand's or partners' ability to obtain regulatory approval; unexpected adverse side effects or inadequate therapeutic efficacy of Ligand's or partnered product(s) could delay or prevent regulatory approval or commercialization; challenges, costs and charges associated with integrating recently completed acquisitions with Ligand’s existing businesses; and ongoing or future litigation could expose Ligand to significant liabilities and have a material adverse effect on the company. In addition, there are significant risks and uncertainties relating to the potential separation of the OmniAb business, including, among others: the Distribution and Business Combination may not be completed in accordance with the expected plans or anticipated timeline or at all, and may not achieve the intended strategic, operational and financial benefits, and will involve significant time, expense and management attention, any of which could negatively impact Ligand’s business, financial condition and results of operations; the Distrubtion and Business Combination are subject to market, tax and legal considerations, approval by APAC's shareholders and other customary requirements; and the announcement or pendency of the separation may have negative effects on relationships with Ligand’s employees, partners, suppliers, and other third parties or otherwise disrupt Ligand’s or the OmniAb business. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand's stock price. Additional information concerning these and other risk factors affecting Ligand can be found in prior press releases available at www.ligand.com as well as in Ligand's public periodic filings with the Securities and Exchange Commission available at www.sec.gov. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release, including the possibility of additional contract revenue we may receive. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Other Disclaimers and Trademarks
The information in this press release regarding certain third-party products and programs comes from information publicly released by the owners of such products and programs. Ligand is not responsible for, and has no role in, the development of such products or programs.

Ligand owns or has rights to trademarks and copyrights that it uses in connection with the operation of its business including its corporate name, logos and websites. Other trademarks and copyrights appearing in this press release are the property of their respective owners. The trademarks Ligand owns include Ligand®, Pelican®, Captisol® and OmniAb®. Solely for convenience, some of the trademarks and copyrights referred to in this press release are listed without the ®, © and ™ symbols, but Ligand will assert, to the fullest extent under applicable law, its rights to its trademarks and copyrights.

[Tables Follow]

LIGAND PHARMACEUTICALS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenues:
Royalties	$13,695	$7,112
Captisol - Core	6,226	1,253
Captisol - COVID	5,896	30,019
Contract	19,876	16,766
Total revenues	45,693	55,150
Operating costs and expenses:
Cost of Captisol	4,699	8,153
Amortization of intangibles	11,813	11,786
Research and development	20,307	17,879
General and administrative	18,180	12,617
Total operating costs and expenses	54,999	50,435
Income (loss) from operations	(9,306)	4,715
Gain (loss) from short-term investments	(12,877)	13,061
Interest expense, net	(655)	(5,535)
Other income (expense), net	2,698	(6,477)
Total other income (loss), net	(10,834)	1,049
Income (loss) before income taxes	(20,140)	5,764
Income tax benefit	4,755	12,342
Net income (loss):	$(15,385)	$18,106

Basic net income (loss) per share	$(0.91)	$1.10
Shares used in basic per share calculation	16,824	16,435

Diluted net income (loss) per share	$(0.91)	$1.05
Shares used in diluted per share calculations	16,824	17,248

LIGAND PHARMACEUTICALS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands)

	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$203,999	$341,108
Accounts receivable, net	41,797	85,453
Inventory	25,614	27,326
Income taxes receivable	—	6,193
Other current assets	4,656	4,671
Total current assets	276,066	464,751
Deferred income taxes, net	35,655	34,482
Goodwill and other identifiable intangible assets, net	720,913	732,246
Commercial license rights, net	10,121	10,110
Operating lease right-of-use assets	15,783	16,542
Finance lease right-of-use assets	15,620	16,207
Other assets	31,026	23,252
Total assets	$1,105,184	$1,297,590
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$22,849	$25,982
Income taxes payable	5,800	—
Current contingent liabilities	1,524	2,588
Current operating lease liabilities	1,850	2,053
Current finance lease liabilities	52	46
Deferred revenue	10,503	10,996
Total current liabilities	42,578	41,665
2023 convertible senior notes, net	176,540	320,717
Long-term contingent liabilities	7,448	8,483
Deferred income taxes, net	39,480	59,095
Other long-term liabilities	45,946	46,471
Total liabilities	311,992	476,431
Total stockholders' equity	793,192	821,159
Total liabilities and stockholders' equity	$1,105,184	$1,297,590

LIGAND PHARMACEUTICALS INCORPORATED
SUPPLEMENTAL SEGMENT FINANCIAL RESULTS
(Unaudited, in thousands)

	Three Months Ended March 31,
	2022		2021
OmniAb business revenue
Royalties	$263		$—
Contract	8,915		8,559
Total OmniAb business revenue	9,178		8,559
Ligand core business revenue
Royalties	13,432		7,112
Captisol - Core	6,226		1,253
Captisol - COVID	5,896		30,019
Contract	10,961		8,207
Total Ligand core business revenue	36,515	36,515	46,591
Total revenue	$45,693		$55,150

Segment operating income (loss)
OmniAb business	$(6,189)		$(4,604)
Ligand core business	9,991		18,446
Total segment operating income	3,802		13,842

Unallocated corporate items
Shared-based compensation	5,657		4,870
Other corporate expenses	7,451		4,257
Total unallocated corporate items	13,108		9,127
Income (loss) from operations	$(9,306)		$4,715

LIGAND PHARMACEUTICALS INCORPORATED
ADJUSTED FINANCIAL MEASURES
(Unaudited, in thousands, except per share amounts)

	Three months ended March 31,
	2022	2021(8)

Net income (loss)	$(15,385)	$18,106
Share-based compensation expense	9,044	8,405
Non-cash interest expense(1)	326	4,916
Amortization related to acquisitions and intangible assets	11,813	11,786
Amortization of commercial license rights(2)	(90)	528
Change in contingent liabilities(3)	(1,034)	1,684
Transaction costs(4)	4,773	—
Acquisition and integration costs(5)	—	422
Loss (gain) from short-term investments	12,877	(13,061)
Realized gain from short-term investments	(240)	3,912
Other(6)	(1,666)	6,089
Income tax effect of adjusted reconciling items above	(7,306)	(6,357)
Excess tax benefit (windfall) from share-based compensation(7)	17	(12,120)
Adjusted net income	13,129	24,310
Captisol - COVID gross profit, net of tax(8)	(3,094)	(21,396)
Adjusted net income excluding Captisol - COVID	$10,035	$2,914

Diluted per-share amounts attributable to common shareholders:
Net income (loss)	$(0.91)	$1.05
Share-based compensation expense	0.53	0.49
Non-cash interest expense(1)	0.02	0.29
Amortization related to acquisitions and intangible assets	0.69	0.68
Amortization of commercial license rights(2)	(0.01)	0.03
Change in contingent liabilities(3)	(0.06)	0.10
Transaction costs(4)	0.28	—
Acquisition and integration costs(5)	—	0.02
Loss (gain) from short-term investments	0.75	(0.76)
Realized gain from short-term investments	(0.01)	0.23
Other(6)	(0.10)	0.35
Income tax effect of adjusted reconciling items above	(0.42)	(0.36)
Excess tax benefit (windfall) from share-based compensation(7)	—	(0.70)
Adjusted diluted net income per share	$0.76	$1.41
Captisol - COVID gross profit, net of tax(8)	(0.18)	(1.27)
Adjusted diluted net income per share excluding Captisol - COVID	$0.58	$0.14

GAAP - Weighted average number of common shares-diluted	16,824	17,248
Add: Shares excluded due to anti-dilutive effect on GAAP net loss(9)	369	—
Adjusted weighted average number of common shares-diluted	17,193	17,248

(1) Amounts represent non-cash debt related costs that are calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.

(2) Amounts represent the amortization of commercial license rights to revenue.

(3) Amounts represent changes in fair value of contingent consideration related to Pfenex, Icagen, Crystal, CyDex, and Metabasis transactions.

(4) Amounts represent incremental costs including primarily legal fees, accounting fees, and advisory fees incurred by Ligand to spin off OmniAb into a standalone, publicly traded company.

(5) Amounts represent severance costs, legal fees and certain contract termination costs in connection with the acquisitions.

(6) Amounts primarily relate to loss on debt extinguishment.

(7) Excess tax benefits from share-based compensation are recorded as a discrete item within the provision for income taxes on the consolidated statement of operations as a result of the adoption of an accounting pronouncement (ASU 2016-09) on January 1, 2017. Prior to the adoption, the amount was recognized in additional paid-in capital on the consolidated statement of stockholders' equity.

(8) Captisol - COVID gross profit, net of tax, represents gross profit, net of tax, for Captisol supplied for use in formulation with remdesivir, an antiviral treatment for COVID-19. Prior period adjusted net income and adjusted net income per diluted share amount have been adjusted to exclude the impact of COVID-related Captisol gross profit, net of tax, to conform to the current period presentation.

(9) Excluding the impact from the adoption of accounting pronouncement (ASU 2020-06) on January 1, 2022 as the Company intends to settle the principal balance in cash. Under the new standard, the Company is required to reflect the dilutive effect of the 2023 Notes by application of the if-converted method, which resulted an additional 1,796,071 potentially dilutive shares.

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